

02007958

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49045



SEC MAIL PROCESSING
RECEIVED
SEP 03 2002
WASH. D.C.
180
SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Citadel Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

319 Lafayette Street
(No. and Street)

Washington	Missouri	63090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold Vannier (636) 390-2008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Oberkfell & Ristau, P.C.
(Name – *if individual, state last, first, middle name*)

4339 Butler Hill Road	St. Louis	Missouri	63128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Harold Vannier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citadel Investment Services, Inc., as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public
Notary
Seal
State of Missouri

RUTH BIRK
Franklin County
My Commission Expires
June 9, 2006

Notary Public

Signature

~~Chief Financial Officer~~
& Chief Operating Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

CITADEL INVESTMENT SERVICES, INC.

June 30, 2002

CITADEL INVESTMENT SERVICES, INC.

Table of Contents

June 30, 2002

* All customer transactions are cleared through another broker-dealer on a fully-disclosed basis. Accordingly, Citadel Investment Services, Inc. qualifies for the exemptive provision of (k)(2)(ii) of Rule 15c3-3.

** None, as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.


Cummings, Oberkfell & Ristau, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4339 Butler Hill Road
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Report

The Board of Directors
Citadel Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Citadel Investment Services, Inc. (the Company) as of June 30, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citadel Investment Services, Inc. at June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cummings, Oberkfell & Ristau, P.C.

St. Louis, Missouri
July 30, 2002

CITADEL INVESTMENT SERVICES, INC.

Statement of Financial Condition

June 30, 2002

ASSETS	
Cash	$ 81
Deposits with clearing organizations:	
Money market fund	9,600
Marketable equity securities, at market value	3,399
Commissions receivable	212
Income taxes receivable	2,188
Other assets	1,219
	$ 16,699

LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts payable	$ 688
Total liabilities	688
Commitments and contingencies (note 5)	
Stockholders' equity:	
Common stock, no par value; 30,000 shares authorized, 228 shares issued and outstanding	5,735
Retained earnings	12,181
Treasury stock at cost - 76 shares	(1,905)
Total stockholders' equity	16,011
	$ 16,699

See accompanying notes to financial statements.

CITADEL INVESTMENT SERVICES, INC.

Statement of Income

Year ended June 30, 2002

Revenues:	
Commissions	$ 43,966
Interest income	171
Other income	445
Total revenues	44,582
Expenses:	
Commissions	37,275
Net security losses	3,372
Office and administration	1,507
Professional fees	3,483
Licensing and registration	1,821
Occupancy (note 3)	3,062
Insurance	1,057
Other expenses	1,189
Total expenses	52,766
Net loss before taxes	(8,184)
Income tax benefit (note 2)	2,188
Net loss	$ (5,996)

See accompanying notes to financial statements.

CITADEL INVESTMENT SERVICES, INC.

Statement of Changes in Stockholders' Equity

Year ended June 30, 2002

	Common stock	Retained earnings	Treasury stock	Total
Balance at June 30, 2001	$ 5,735	18,177	(1,905)	22,007
Net loss	–	(5,996)	–	(5,996)
Balance at June 30, 2002	$ 5,735	12,181	(1,905)	16,011

See accompanying notes to financial statements.

CITADEL INVESTMENT SERVICES, INC.

Statement of Cash Flows

Year ended June 30, 2002

Cash flows from operating activities:	
Net loss	$ (5,996)
Adjustments to reconcile net income to net cash used in operating activities:	
Net security losses	3,372
Increase in money market fund deposits with clearing organizations	(274)
Decrease in commissions receivable	2,333
Decrease in income taxes receivable	1,982
Increase in other assets	(130)
Decrease in commissions payable	(2,805)
Increase in accounts payable	519
Net cash used in operating activities	(999)
Net decrease in cash and cash equivalents	(999)
Cash at beginning of year	1,080
Cash at end of year	$ 81
Supplemental information - cash paid for Federal, state and local income taxes	$ –

See accompanying notes to financial statements.

CITADEL INVESTMENT SERVICES, INC.

Notes to Financial Statements

June 30, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Citadel Investment Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated under the laws of Missouri in December 1995. The Company operates as a fully-disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission income and expenses, as well as related clearing expenses, are recorded on a trade-date basis.

Securities

Marketable equity securities are considered by the Company to be trading securities, and are valued at market value. Unrealized gains and losses resulting from changes in market value are recorded through the statement of income.

Income Taxes

Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

NOTE 2 - INCOME TAXES
The Federal income tax benefit of $2,188 recorded by the Company for the year ended June 30, 2002, differs from the amount that would result from multiplying the Federal statutory rate of 34% times the Company's net loss before income tax benefits as a result of the graduated rate structure.

A deferred tax asset of $80 exists at June 30, 2002, which results from the use of the cash basis for tax reporting purposes. The Company also has net operating loss carryforwards totaling $440 which expire at various dates through 2022. The Company has established a 100% valuation reserve on the net operating loss carryforwards and the deferred tax asset as it is more likely than not that, based on the current level of operations, some portion of the assets will not be realized.

NOTE 3 - RELATED PARTY TRANSACTIONS
Shareholders of the Company provide certain administrative services and equipment for the Company at no cost. Except for commissions on sales, no other salaries, wages, or other fees are paid to shareholders or officers of the Company.

The Company shares office space with a company owned and controlled by one of the Company's principal shareholders. The Company and the related entity lease such space from an unaffiliated third party on a month-to-month basis. The Company's share of such monthly rental payments totaled $1,937 for the year ended June 30, 2002.

NOTE 4 - NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $14,070, which was $9,070 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1.

NOTE 5 - COMMITMENTS AND CONTINGENCIES
Various matters have arisen in the normal course of business which, in the opinion of management, will not result in any material liability to the Company.

CITADEL INVESTMENT SERVICES, INC.

Computation of Net Capital Under Rule
15c3-1 of the Securities and Exchange Commission

June 30, 2002

Net capital:		
Total stockholders' equity	$	16,011
Deductions:		
Nonallowable assets - commissions receivable and other assets		(1,431)
Haircuts on marketable equity securities		(510)
Net capital	$	14,070
Aggregate indebtedness:		
Accounts payable		668
Total aggregate indebtedness	$	668
Minimum net capital requirement	$	5,000
Excess net capital	$	9,070
Ratio of aggregate indebtedness to net capital		.05 to 1
Reconciliation with Company's computation of net capital:		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	12,438
Adjustment for income taxes		2,188
Adjustment to marketable equity securities valuation and haircuts		(556)
Net capital per above	$	14,070

See accompanying independent auditors' report.



Cummings, Oberkfell & Ristau, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

4339 Butler Hill Road
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Supplementary Report on the Internal Control Structure

The Board of Directors and Stockholders
Citadel Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Citadel Investment Services, Inc. (the Company), as of and for the year ended June 30, 2002, we considered the Company's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's objectives referred to above. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





Cummings, Oberkfell & Ristau, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design or operation may deteriorate.

A study and evaluation made for the limited purpose described above would not necessarily disclose all reportable conditions considered to be material weaknesses in the system. A reportable condition is defined in auditing literature as a matter coming to our attention that, in our judgment, should be communicated to the Board of Directors because the matter represents a significant deficiency in the design or operation of the internal control structure, which could adversely affect the organization's ability to record, process, summarize, and report data consistent with the assertions of management in the financial statements. A material weakness is defined as a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected by Company personnel in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be considered reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses. However, our audit revealed no material weaknesses in the Company's internal control structure.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cummings, Oberkfell & Ristau, P.C.

St. Louis, Missouri
July 30, 2002